FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 17, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWSRELEASE

CEO UPDATES ASIA-PACIFIC REGION

VANCOUVER, British Columbia, June 17, 2005 - The following was issued today by Robert Kramer, Director, Current Technology Corporation ( OTC Bulletin Board: CRTCF):  Current Technology reports the following activity in the important Asia-Pacific Region:

Thailand  (Contract: 30 units over 4 years)
The Company has today shipped two ElectroTrichoGenesis (ETG) devices to Thailand under terms of the recently signed exclusive distributorship agreement, which provides for the purchase of 30 ETGs over the next four years.  The distributor,  Singapore-based Gromark Consumers Enterprise Pte. Ltd. (“Gromark”), is working with local business associates to develop the market in Thailand.

Singapore  (Contract: 14 units over 3 years)
Gromark opened its flagship ETG Treatment Center in the Camden Medical Centre during the fourth quarter of 2004.  The busy Camden location serves as both a commercial venue and a training facility for the Asia-Pacific Region.  A second ETG was shipped to the Camden location in April 2005.  Gromark is developing a second location in Singapore’s central business district ("CBD") and had originally intended to use one of the ETGs in the flagship Camden location for the new CBD operation.  However, due to the high level of activity in the flagship Camden location, Gromark has ordered a third ETG for delivery to the new CBD facility.

Hong Kong  (Contract: 24  units over 3 years)
Gromark has partnered with a very successful local group to develop the dynamic Hong Kong market.  Three ETGs have been purchased and are being prepared for shipment which is anticipated shortly.

Taiwan
Four CosmeticTrichoGenesis units were shipped to Taiwan earlier this year, with Gromark’s assistance.  Although no formal distribution agreement is in place, the Company anticipates further business will be forthcoming as the market develops.

Japan
As previously reported, Gromark has terminated its negotiations with a prospective Japanese sub-distributor and is using its contacts to locate a suitable replacement.

Malaysia (Contract: 14 units over 3 years)
A distribution agreement is in place with Gromark and the first two units have been purchased.  Gromark is continuing negotiations  with local business  associates with the objective of opening the market as quickly as possible.

Korea (Contract: 68 units over 4 years)
On May 23, the Company announced the signing of an exclusive distribution agreement for the Republic of Korea with GI Meditech Korea Inc., providing for the purchase of 68 CosmeticTrichoGenesis units over the next four years.  Custom upholstery for the first two units is just about complete and the units will be shipped shortly.

Conclusion
“I think it appropriate to take stock of our accomplishments”, states CEO Robert Kramer.  “At the beginning of the fourth quarter of 2004, ETGs were operating in just two countries in the region:  Australia and New Zealand.  As we near the end of the second quarter of 2005 we are active in a total of nine countries in the region.  That is, we have added seven new countries to the roster in just nine months.  We are presently operating in two of them (Singapore and Taiwan); finalizing delivery arrangements for three others (Hong Kong, Thailand and Korea); have paid for units ready to be shipped to Malaysia; and are actively seeking appropriate distribution partners in Japan, having developed significant medical contacts. We have contracts in place calling for the purchase of 150 units over the next 3 to 4  years  and, more importantly,  have excellent prospects for rapid expansion into other countries in the region.  We have an excellent working relationship with Gromark and wish to thank Managing Director Catherine Tan and Medical Director Dr. Eugene Hong C.J. for their efforts.  We look forward to developing an equally effective relationship with GI Meditech Korea Inc.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com

CURRENT TECHNOLOGY CORPORATION
RETAINS TRENT & COMPANY

VANCOUVER, British Columbia, June 14, 2005-- The following was issued today by Robert Kramer, Director, Current Technology Corporation ( OTC Bulletin Board: CRTCF):  Current Technology Corporation, developers and marketers of CosmeticTrichoGenesis technology to achieve the look of thicker fuller hair, today announced it has retained Trent & Company, Inc., as its public relations counsel.

Trent & Company is widely known for its PR expertise in the spa, medical spa, health and beauty aids, healthcare, and fitness fields.

Robert Kramer, Chief Executive Officer of Current Technology Corporation, said, “We are confident that Trent & Company is the right firm to effectively communicate our message to the media, public, and the spa, healthcare and wellness communities, about the benefits of our CosmeticTrichoGenesis Mark 5 unit.”

Marketed to medical spas, spas, dermatologists, and upscale salons, the company’s Mark 5 unit uses non-invasive, electro-stimulation waves to achieve the look of a fuller, healthier head of hair for clients.

The PR firm’s roster of clients includes many organizations with products and services that appeal directly to women.  Included on its client list are the Spa & Resort and Medical Spa Expos and Conferences in New York, Los Angeles and Miami, as well as a conference planned for Dallas in the fall; the Medical Spa Society; Oasis Day Spas; Surface Medical Spas; Advanced Skin Care Spa; Elements Spa at Crystal Springs Resort; Spa-Addicts.com, and others.

According to Peter Laitmon, Current Technology’s Manager, US Operations, “We are excited about the very impressive editorial media opportunities that Trent & Company has already delivered to us.  The company’s contacts and influence in the spa, medical spa and healthcare arenas are equally formidable.  We are looking forward to the doors they help open for us, as well as seeing and reading about the Mark 5 in the weeks and months ahead.”

Nancy Trent, president and founder of Trent & Company, said,

“We are absolutely delighted to be working with Current Technology Corporation. It is a pleasure to represent such an innovative  company with a genuine breakthrough that provides a safe, convenient way for women and men with fine and thinning hair to improve their appearance and feel a renewed sense of confidence in their lives.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com